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APPROXIMATE LOCATION

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KSITY Pizzeria
Comfort Food Restaurant

El Paso, TX 79925
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Investment Opportunity

Data Room
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THE PITCH

KSITY Pizzeria is seeking investment to open a pizzeria in El Paso, TX.
First LocationLease SecuredRenovating Location
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OUR MISSION

Our Mission is to provide El Paso, Texas with a selection of affordable, wood-fired Napoletana pizzas. It's time to give the people the taste they so desire. Give in to your cravings!

Veteran Owned and Operated.
We will strive to provide unparalleled customer service.
We believe our employees are family, and they will be treated as such.
We love this country, and we are here to benefit the people.
5% of Net-Profits go back to the Military Community.
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OUR STORY

KSITY Pizzeria is the answer for that fresh taste people so desire. Our prices are the best in El Paso, Texas. The prices are not the only thing that will attract the customer; it's the taste! Our ingredients alone needs 48 hours to marinate, before serving it to our customers. We are using every marketing platform aid and partnered with Toast, to aid us in our quest in becoming the greatest pizza franchise. During a local color festival In 2019, we sold 527 pizzas and still had customers lined up. Just in one days time, we went through our whole inventory and met a seven-day projection sells quota. Our key hires are set up in stations. A designated station assignment is critical for the amount of detail that goes into our pizzas. Their roles are important to that particular part of the creating process. Our average projected sale will be 3000-7500 pizzas a month. Our average revenue projection per year is $440,000, with a $103,000 profit. KSITY Pizza will give the people the taste and price they so desire. We sat on the sidelines procrastinating for years; friends, family members, and close acquaintances urge us to take this product public. The time is now! Our passion is pizza, and we want to share it with the world.

The taste of our pizzas are clean, affordable, and 50% healthier than other pizzas on the market.

Choose between an original Napoletana or a Napoletana pizza with an added twist of flavor. Look through our toppings and add what your desire. Give into your cravings!

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THE TEAM

Lloyd Kemry

Owner/CFO

My name is Lloyd Kemry. I grew up in Louisiana, Mo. I've been serving in the Army since 2008. I love business and how it's structured. I'm married with three beautiful children. All we want is to share our creation with the world and watch this business grow. Pizza is our passion and this company is our legacy. 5% of all Net-Profits go back to the Military Community.

Cecilia Kemry-Bolanos

CEO

My name is Cecilia Kemry-Bolanos. I was born in Honduras and grew up in Ohio and Florida. I'm married with three beautiful children. All we want is to share our creation with the world and watch this business grow. Pizza is our passion and this company is our legacy. 5% of all Net-Profits go back to the Military Community.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target RaiseMaximum Raise

Initial Material $5,270

Equipment $12,650

Build Out $1,120

Toast/POS/Payroll $700

Mainvest Compensation $1,260

Total $21,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $558,000 $613,800 $656,766 $689,604 $710,292
Cost of Goods Sold $128,000 $140,800 $150,656 $158,188 $162,933
Gross Profit $430,000 $473,000 $506,110 $531,416 $547,359
EXPENSES
Rent $10,800 $11,070 $11,346 $11,629 $11,919
Utilities $6,000 $6,150 $6,303 $6,460 $6,621
Salaries $90,516 $99,567 $106,536 $111,862 $115,217
Insurance $1,500 $1,537 $1,575 $1,614 $1,654
Legal & Professional Fees $4,200 $4,305 $4,412 $4,522 $4,635
internet $720 $738 $756 $774 $793
Delivery APP Commission 20% $117,600 $120,540 $123,553 $126,641 $129,807
El Paso Sales Tax 8.25% $48,504 $49,716 $50,958 $52,231 $53,536
Missouri Corp. Tax 6.25% $9,372 $9,606 $9,846 $10,092 $10,344
Operating Profit $140,788 $169,771 $190,825 $205,591 $212,833
This information is provided by KSITY Pizzeria. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2021 Balance Sheet
Texas Sellers Permit.png
KSITY Logo.pdf
KSITY Location.pdf
KSITY Pizzeria Business Plan.pdf
Investment Round Status

$21,000
TARGET
$58,100
MAXIMUM
This investment round closes on May 3, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name KCITY Investments
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 2%-5.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the KSITY pizzeria's fundraising. However, KSITY pizzeria may require additional funds from alternate sources at a later date.

Forecasted milestones

KSITY pizzeria forecasts the following milestones:

Secure lease in El Paso, TX by April, 2021.
Hire for the following positions by May, 2021: Pizza/Dough (one) Pizzaiolo/Pizzaiola (one) Cook (one) Site Leader (one) Manager (one).
Achieve $50,000 revenue per year by 2021.
Achieve $30,000 profit per year by 2021.

No operating history

KSITY pizzeria was established in [March, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

Limited Operating History

KSITY pizzeria is a newly established entity and has no history for prospective investors to consider.

Reliance on Management

As a securities holder, you will not be able to participate in KSITY pizzeria's management or vote on and/or influence any managerial decisions regarding KSITY pizzeria. Furthermore, if the founders or other key personnel of KSITY pizzeria were to leave KSITY pizzeria or become unable to work, KSITY pizzeria (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which KSITY pizzeria and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, KSITY pizzeria is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Real Estate Risk

KSITY Pizzeria is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent KSITY Pizzeria is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of KSITY Pizzeria to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

KSITY Pizzeria operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. KSITY Pizzeria competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from KSITY Pizzeria's core business or the inability to compete successfully against the with other competitors could negatively affect KSITY Pizzeria's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

KSITY Pizzeria might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If KSITY Pizzeria is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt KSITY Pizzeria

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect KSITY Pizzeria's financial performance or ability to continue to operate. In the event KSITY Pizzeria ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither KSITY Pizzeria nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

KSITY Pizzeria will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and KSITY Pizzeria is allowed to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If KSITY Pizzeria needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Do Have a Downside

Conversely, if KSITY Pizzeria fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if KSITY Pizzeria is significantly more successful than your initial expectations.

Uninsured Losses

Although KSITY Pizzeria will carry some insurance, KSITY Pizzeria may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, KSITY Pizzeria could incur an uninsured loss that could damage its business.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of KSITY Pizzeria, and the revenue of KSITY Pizzeria can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of KSITY Pizzeria to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with KSITY Pizzeria or management), which is responsible for monitoring KSITY Pizzeria's compliance with the law. KSITY Pizzeria will not be required to implement these and other investor protections.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of KSITY Pizzeria's management will coincide: you both want KSITY Pizzeria to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want KSITY Pizzeria to act conservative to make sure they are best equipped to repay the Note obligations, while KSITY Pizzeria might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect KSITY Pizzeria's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.
This information is provided by KSITY Pizzeria. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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